Exhibit 1

NEWS

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd. Announces
Closing of the Private Placement of the Company’s Ordinary Shares

Hadera, Israel, November 29, 2007 – American Israeli Paper Mills Ltd. (AMEX:AIP) (the “Company” or “AIPM”), announced that following the General Meeting approval and the final listing approvals of the Tel Aviv Stock Exchange and the AMEX, the private placement of 1,012,585 ordinary shares of the Company to the Company’s controlling shareholders, Clal Industries Limited (“Clal”) and Discount Investments Corporation Ltd. (“DIC”) and to institutional and/or private investors, was executed. Of these shares, 388,223 shares were issued to Clal, 219,328 shares were issued to DIC and 405,034 shares were issued to institutional and/or private investors, all for the total consideration of NIS 213,280,779 and according to the private placement outline described in the Company’s press release dated October 16, 2007, and in the Company’s supplementary press release dated November 19, 2007.

The shares issued in the private placement have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be issued or sold in the United States absent registration or an applicable exemption from registration requirements.